STELMAR SHIPPING LTD. SHAREHOLDERS—VOTE AGAINST
THE SALE OF STELMAR TO FORTRESS INVESTMENT GROUP AND
DEMAND FAIR VALUE FOR YOUR INVESTMENT

November 2, 2004

Dear Fellow Stelmar Shareholders:

       We want you to know that we will vote our 3,550,610 shares, or 20.21% of the outstanding shares as of the October 14, 2004 record date, of Stelmar Shipping Ltd. AGAINST the proposed acquisition of Stelmar Shipping Ltd. (“Stelmar” or the “Company”) by affiliates of Fortress Investment Group LLC. We strenuously oppose this transaction and urge you to do the same.

       On November 1, 2004, Stelmar stock closed at $38.76, which is well above the $38.55 per share purchase price to be paid in connection with the Fortress transaction. We believe that this clearly demonstrates that the market recognizes that the Fortress offer fails to maximize shareholder value and is not in the best interest of shareholders from a financial perspective.

       We believe that the Board has failed to carry out its fiduciary obligations to the Stelmar shareholders by approving and recommending the sale to Fortress. We believe the Fortress offer fails to maximize shareholder value at a time when the shipping sector continues to strengthen. You should know that since September 20, 2004, the date of the Fortress announcement, the shipping industry has continued to perform well, and Stelmar's peers group (TK, OMM, OSG, TNP, GMR, TOPT, FRO) was collectively up approximately 18%. We urge you to vote AGAINST the Fortress transaction. Among its many oversights, management has over the past year:

➢	Disregarded a proposal by OMI Corporation and refused to enter into discussions leading to a strategic merger which we believe would have maximized shareholder value and maintained the shareholders' status as investors in one of the most successful companies in the great shipping industry;

➢	Indicated, through Stelmar's CFO Stamatis Molaris in a telephone conference on September 20, 2004 which announced the Fortress merger, a preference for cash buyers, which was not disclosed to shareholders in management's proxy solicitation materials distributed on October 15, 2004;

➢	Reacted with a mere slap on the wrist when both CEO Peter Goodfellow and the CFO helped themselves to £100,000 (or $169,520 based on the exchange rate on October 27, 2003) and $125,000, respectively, of non-interest bearing loans in gross violation of Liberian laws and the Sarbanes Oxley Act of 2002 prohibitions on loans to executive officers and directors;

➢	Refused to even investigate if its CEO and its CFO sold Stelmar stock while they were in possession of material non-public information that Stelmar's founder had removed his representative from the Board of Directors due to his disagreement with what he perceived to be the Board of Directors' feeble response to the illegal loans in violation of Liberian and U.S. securities laws;

➢	Pushed through amendments to the Stelmar charter and bylaws which we believe were designed solely to entrench management and to disenfranchise Stelmar's shareholders;

➢	Issued a notice to shareholders indicating the adjournment and rescheduling of the Annual Meeting, which we believe failed to materially comply with notification requirements under Stelmar's charter and bylaws and consequently did not timely reach some of its largest shareholders;

➢	Mismanaged the repairs to the Keymar, a Stelmar ship that ran aground on February 1, 2003, incurring a repair bill amounting to approximately $30 million from the Skaramanga shipyard in Greece, and, we understand, leading to the refusal by the Company's insurance carrier to reimburse the Company for a significant portion of the repair invoice, which amount management has now paid and hence is presently out of pocket (a fact that management has failed to adequately disclose to Stelmar's shareholders); and

➢	Ignored our numerous demands for accountability and correction of the forgoing matters.

       The above list of oversights, which is not exhaustive, leads us to believe that the auction process was not open and fair but was instead motivated by the competing self interests of the senior management of Stelmar.

       In the interest of all shareholders, we will continue to actively oppose the Fortress transaction and will ask for your vote to stop it.

       WE URGE YOU TO DEMONSTRATE YOUR OPPOSITION AS WELL AND SEND A MESSAGE TO THE STELMAR BOARD BY RETURNING THE PROXY CARD PROVIDED BY MANAGEMENT WITH A VOTE AGAINST THE PROPOSED MERGER AS SOON AS POSSIBLE. IF YOU HAVE ALREADY SENT IN YOUR PROXY CARD, YOU HAVE EVERY RIGHT TO REVOKE IT AND SEND IN A NEW PROXY BY ANY METHOD OF YOUR PLEASURE SUCH AS BY FAX (+212 750-5799), TELEPHONE OR THROUGH ANY OTHER ELECTRONIC MEANS.

       If you hold your shares in a brokerage account or other nominee form and wish to change your vote, please contact you broker or other nominee and tell him or her that you wish to revoke your proxy and vote AGAINST the proposed Fortress merger.

THIS VOTE IS ALL ABOUT SHAREHOLDER VALUE

       The following is a summary of why we believe the proposed merger with Fortress is not in the best interests of all Stelmar stockholders:

➢	WE BELIEVE THE MERGER WILL NOT MAXIMIZE YOUR INVESTMENT IN STELMAR. Under the terms of the proposed Fortress transaction, all of our shares of common stock will be cancelled and will be converted automatically into a right to receive $38.55 per share in cash, without interest. We strenuously object to this transaction as we believe that it fails to provide the shareholders with adequate value for their investment in Stelmar as evidenced by a comparison of this proposed purchase price with OMI's offer of 3.1 OMI shares in exchange for one Stelmar share. Accordingly, OMI's proposal would value Stelmar today at about $55.34 per a share (calculated by multiplying 17.85[1] by 3.1, which amounts to $55.34), or approximately 44% more than the Fortress cash offer based on the November 1, 2004 closing price of OMI and Stelmar stock ($55.34 minus $38.55 equals $16.79, and $16.79 divided by $38.55 equals 43.54%), assuming that the OMI shares to be issued pursuant to the OMI proposal would retain their value until the closing of the proposed transaction. Additionally, Overseas Shipholding Group Inc., which we refer to as OSG, offered 0.85 of their own shares for each Stelmar share in May 2004, which today is valued at $48.71 (calculated by multiplying 57.30[2] by 0.85, which amounts to $48.71) or approximately 26% more than the price being offered by Fortress ($48.71 minus $38.55 equals $10.16, and $10.16 divided by $38.55 equals 26.34%), assuming that the OSG shares to be issued pursuant to the OSG proposal would retain their value until the closing of the proposed transaction. If you vote to approve the Fortress transaction and it is consummated at $38.55 per share, you will not be able to fully maximize the

1 The closing price of OMI stock on November 1, 2004.

2 The closing price of OSG stock on November 1, 2004.

potential for your personal investment in Stelmar, which closed at $38.76 on November 1, 2004.

➢	MANAGEMENT'S MAIN PRIORITY IS TO ENTRENCH ITSELF, RATHER THAN MAXIMIZE SHAREHOLDER VALUE. Management preferred cash offers from financial, rather than strategic, buyers in order to keep their jobs and continue making money at all of our expense. We believe management's preference for cash, as clearly articulated by the CFO in a conference call on September 20, 2004, has destroyed approximately $200 million in equity value. Given these facts, the Board's contention in the proxy statement that the auction process was full, fair and conducted in a way to maximize shareholder value is, in our view, highly suspect. Management has negotiated a price with Fortress that we believe undervalues the Company. Since the time of the OMI offer, shipping stocks have continued to perform very strongly. The proposed transaction with Fortress has placed an artificial ceiling on the share value and it has failed to appreciate at the level of other shipping companies, which, as described above, have appreciated collectively 18% since September 20, 2004. We believe that the impounded value in our interests will be realized when this ill-conceived transaction is voted down.

➢	YOU WILL NOT HAVE ANY FURTHER RIGHTS AFTER THE MERGER. If the Fortress transaction is consummated, other than to represent a right to receive the merger consideration and whatever rights you have by law, you will not have any further rights as shareholders of Stelmar, and, consequently, no longer be a part of one of the greatest shipping companies in the world today.

➢	MANAGEMENT HAS NEGOTIATED A BREAK-UP FEE. Management has agreed to pay Fortress $6 million if the proposed merger with Fortress fails to receive the requisite approval and authorization of the shareholders. We believe that management reasonably should have anticipated our objections to the Fortress merger at the proposed valuation and the real possibility of the shareholder vote not passing. We believe management's agreement to a $6 million dollar breakup-fee being triggered upon a failure to obtain shareholder authorization and approval is inappropriate and, in our view, demonstrates management's disregard for the imperatives articulated by shareholders and constitutes a breach of their fiduciary duties of care and loyalty. To keep our stake in Stelmar, though, $6 million may be a small price to pay.

       Please take a moment to review the information contained in our proxy statement (when it becomes available) in which we describe our opposition to the Fortress merger in greater detail. We plan to file a proxy statement with the SEC on our Schedules 13D, which are available for free on www.sec.gov, and mail the proxy statement to you before the Special Meeting on November 16, 2004.

       We firmly believe that the Fortress transaction is not in the best interest of Stelmar shareholders and urge you to cast your vote AGAINST the proposed merger with Fortress. Instead, we believe that an auction process is the only truly full, fair and open means—untainted by the interest of management, who have repeatedly breached their trust with the shareholders—which we expect will yield better value for the shareholders. Please join us in this effort to pursue an auction process that protects the interests of Stelmar shareholders.

                                                                                  Very truly yours,

STELIOS HAJI-IOANNOU	POLYS HAJI-IOANNOU
Sole Shareholder of Stelshi Holding Ltd.	Sole Shareholder of Stelphi Holding Ltd.

IMPORTANT INFORMATION

       Stelshi Holding Ltd. and Stelphi Holding Ltd. will file a proxy statement as exhibits to their Schedules 13D on file with the Securities and Exchange Commission urging other shareholders of Stelmar Shipping Ltd. to vote against the proposed merger between Stelmar and Fortress Investment Group LLC, which has been endorsed by Stelmar's management in their proxy solicitation distributed to shareholders of Stelmar on Stelmar's Form 6-K filed on October 15, 2004, in connection with a special meeting of shareholders of Stelmar in relation to the proposed Fortress merger and other matters that may arise, to be held on November 16, 2004.

       SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

       THE PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) WILL BE AVAILABLE FOR FREE AT www.sec.gov, ALONG WITH ANY OTHER RELEVANT DOCUMENTS. YOU MAY ALSO OBTAIN A FREE COPY OF THE PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) BY CONTACTING MACKENZIE PARTNERS AT 212-929-5500, OR TOLL-FREE AT (800) 322-2885, OR BY SENDING AN EMAIL TO proxy@mackenziepartners.com.

       INFORMATION REGARDING THE NAMES OF PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THIS SOLICITATION OF STELMAR'S SHAREHOLDERS, AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS AVAILABLE IN THE PARTICIPANTS' SCHEDULES 13D FILED WITH THE SEC, AS AMENDED FROM TIME TO TIME.

       Stelshi and Stelphi have retained MacKenzie Partners, Inc., a proxy solicitation firm, in order to assist them in communicating with Stelmar shareholders in connection with Stelmar's November 16, 2004 special meeting of shareholders to vote on the proposed merger with Fortress. Stelshi and Stelphi are communicating with Stelmar shareholders by means of an exemption under the federal proxy rules. Stelshi and Stelphi urge all Stelmar shareholders to protect the value of their investment by voting against Fortress' efforts to buy Stelmar at a discounted price.

       For further information about Stelios and Polys Haji-Ioannou, Stelshi Holding Ltd. and Stelphi Holding Ltd., please contact:

Joele Frank/Sharon Goldstein
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
jf@joelefrank.com/srg@joelefrank.com

If you have any questions or require assistance in voting your proxy card, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue New York, New York 10016 email: proxy@mackenziepartners.com Call collect: (212) 929-5500 or Toll Free: (800) 322-2885 Facsimile: (212) 929-0308